QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 28, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BARRETT BUSINESS SERVICES, INC.
(Exact name of registrant as specified in its charter)

Maryland (State of incorporation)	52-0812977 (IRS Employer Identification No.)

4724 S.W. Macadam Avenue
Portland, Oregon 97239
(503) 220-0988
(Address and telephone number of registrant's principal executive offices)

William W. Sherertz
President and Chief Executive Officer
Barrett Business Services, Inc.
4724 S.W. Macadam Avenue
Portland, Oregon 97239
Telephone (503) 220-0988
(Name, address, and telephone number of agent for service)

With copies to:
Mary Ann Frantz, Esq. David G. Post, Esq. Miller Nash LLP 111 S.W. Fifth Avenue, Suite 3400 Portland, Oregon 97204-3699 (503) 224-5858	Ellen S. Bancroft, Esq. Joo Ryung Kang, Esq. Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 932-3600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒    333-126496.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                .

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $.01 par value	274,850 shares(1)	$16.25	$4,466,313	$526

(1)
Includes 35,850 shares that may be sold upon the exercise of the underwriters' over-allotment option.

Incorporation by Reference of Registration Statement on Form S-2, Registration No. 333-126496

This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the sole purpose of registering additional securities of the same class as were included in the Registration Statement on Form S-2 (File No. 333-126496) filed by Barrett Business Services, Inc. with the Securities and Exchange Commission on July 11, 2005, as amended by Amendment No. 1 thereto filed on July 26, 2005 and by Amendment No. 2 thereto filed on July 26, 2005, which was declared effective by the Securities and Exchange Commission on July 27, 2005. The information in that Registration Statement, including the exhibits thereto, is incorporated herein by reference except to the extent it is modified or amended in this Registration Statement. This Registration Statement covers the registration of an additional 274,850 shares of our common stock, of which 75,000 shares will be sold by a selling stockholder.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Portland, state of Oregon, on the 28th day of July, 2005.

BARRETT BUSINESS SERVICES, INC.
By:	/s/ MICHAEL D. MULHOLLAND Michael D. Mulholland Vice President-Finance, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of July, 2005.

Signature	Title

* William W. Sherertz	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ MICHAEL D. MULHOLLAND Michael D. Mulholland	Vice President—Finance, Treasurer and Secretary (Principal Financial Officer)
* James D. Miller	Controller and Assistant Secretary (Principal Accounting Officer)
* Thomas J. Carley	Director
* James B. Hicks, Ph.D.	Director
* Jon L. Justesen	Director
* Anthony Meeker	Director
* Nancy B. Sherertz	Director

* Signed pursuant to a power of attorney filed with the Securities and Exchange Commission on July 11, 2005, as Exhibit 24.1 to the registrant's Registration Statement on Form S-2 (Registration No. 333-126496).
By:	/s/ MICHAEL D. MULHOLLAND Michael D. Mulholland Attorney-in-fact

INDEX TO EXHIBITS

5.1	Opinion of Miller Nash LLP as to the legality of the securities being registered.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Miller Nash LLP (included in Exhibit 5.1).
24.1	Power of attorney of certain officers and directors. Incorporated by reference to Exhibit 24.1 to the registrant's Registration Statement on Form S-2 (Registration No. 333-126496)

QuickLinks

Incorporation by Reference of Registration Statement on Form S-2, Registration No. 333-126496
SIGNATURES
INDEX TO EXHIBITS